Mail Stop 3561

January 30, 2008

Lynn M. Vagi
Your Way Holding Corp.
5220 S. Ulster Street #2221
Greenwood Village, Colorado 80111

Re: **Your Way Holding Corp.**
                Amendment No. 1 to Registration Statement on Form SB-2
                Filed January 9, 2008
                File No. 333-147978

Dear Ms. Vagi:

We have reviewed your responses to the comments in our letter dated January 2, 2008 and have the following additional comment.

General

1. We note your response to our prior comment 1 and reissue. We note that the fixed price offered for the shares is the same price paid for the shares. Because the selling shareholders will be required to sell at the fixed price, please explain to us the selling shareholders' business reason for selling shares at the same fixed price but thereby not making any profit. Further, we note your disclosure that selling shareholders may sell at market prices once the shares begin trading in a public market; however, you do not provide any cover page disclosure about your intention to seek a listing for your shares. Although you have disclosed on page 10 your intent to seek a listing on the Over-the-Counter Bulletin Board, it is not clear that you intend to do so concurrent with this offering or otherwise. Please disclose your intent, if any, to seek an Over-the-Counter Bulletin Board listing on the prospectus cover page or remove references to sales at market or negotiated prices.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Lynn M. Vagi
Your Way Holding Corp.
January 30, 2008
Page 3

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief – Legal

cc: via facsimile (303) 409-7650
        David J. Wagner, Esq.
        David Wagner & Associates, P.C.